EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. to Launch New Model of Fax Machine
That’s Developed Through Own Technology

     HUIZHOU, Guangdong, China, Sept. 13 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary, Hui Zhou Qiao Xing Communication Industry Ltd. (“HZQXCI”), will soon be launching a new model of fax machine that has been developed through its own technology. The new fax machine will be launched via the Company’s network of more than 5,000 distribution outlets.

     Mr. Wu Rui Lin, Chairman of XING, said, “Our new fax machine, model QXF705, is the latest of a series of self-developed products including SMS telephones, wireless fixed telephones, little smart phones (PAS phones) and VOIP telephones in the indoor phone business segment. This new model of fax machine compares favorably with other domestic brands in China in terms of functions, quality and design. Compared with similar products developed with foreign technology, thanks to our lower costs, ours will sell at a more competitive price while still maintaining a comfortable gross margin.”

     “The Qiao Xing Brand is one of China’s most famous brand names in the field of indoor phones. Fax machines are sold under this brand and benefit from the instant recognition it affords,” continued Mr. Wu.

     “HZQXCI plans to launch more models of self-developed fax machines in the near future. We estimate that the sales revenue for these fax machines, for the first twelve months after their launch, will be around US$15 million. The first shipment is expected late September 2004,” concluded Mr. Wu.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-      09/13/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)